UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2023 AND 2022

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois
June 25, 2024

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022
(Dollars in thousands)

	2023	2022
Assets
Cash	$81	$-
Investments, at fair value	14,271,803	13,132,520
Employer contributions receivable	5,524	-
Notes receivable from participants	94,074	89,059
Accrued interest and dividend income	2,994	2,784
Due from brokers	121,715	108,923

Total assets	14,496,191	13,333,286

Liabilities
Cash overdraft	-	304
Investments sold short, at fair value	116,452	105,823
Accrued investment expenses	301	200
Due to brokers	159	189,038

Total liabilities	116,912	295,365

NET ASSETS AVAILABLE FOR BENEFITS	$14,379,279	$13,037,921

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2023
(Dollars in thousands)

Additions
Contributions
Employer	$205,995
Participant	390,099
Rollovers	57,773

Total contributions	653,867

Investment income
Net appreciation in fair value of investments	1,422,204
Interest and dividends	135,815

Net investment income	1,558,019

Interest income on notes receivable from participants	4,375

Total additions	2,216,261

Deductions
Benefits paid to participants	874,701
Other expenses	202

Total deductions	874,903

NET INCREASE	1,341,358

Net assets available for benefits
Beginning of year	13,037,921

End of year	$14,379,279

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2023 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Abbott Laboratories Stock Retirement Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting – Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65. Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in employer contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses as deemed appropriate by the Administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2023, forfeitures reduced Abbott’s employer contributions by approximately $4.0 million. Approximately $1.0 million and $938,000 in forfeitures were available at the end of 2023 and 2022, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 73 or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Corporate debt, government debt and other - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2023 and 2022, the Plan held futures contracts with a notional amount of approximately $803,000 and $1.6 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2023 and 2022. Changes in fair value are accounted for as investment income (loss) within net appreciation in fair value of investments and totaled approximately $(125,000) for the year ended December 31, 2023.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2023 and 2022 (dollars in thousands):

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,071,247	$-	$-	$-	$5,071,247
Mutual funds	112,479	-	-	-	112,479
REITs	25,697	-	-	-	25,697
Collective trust funds	-	-	-	8,074,869	8,074,869
Corporate debt	-	269,066	-	-	269,066
Government debt	-	32,173	-	-	32,173
Private 40-Act mutual funds	-	-	-	676,472	676,472
Other	-	9,800	-	-	9,800
Total investments at fair value	$5,209,423	$311,039	$-	$8,751,341	$14,271,803

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$116,452	$-	$-	$116,452
Total investments sold short at fair value	$-	$116,452	$-	$-	$116,452

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2022	Markets	Inputs	Inputs	NAV	Total
Assets - Investments:
Common stock	$5,310,018	$-	$-	$-	$5,310,018
Mutual funds	107,725	-	-	-	107,725
REITs	24,887	-	-	-	24,887
Collective trust funds	-	-	-	6,706,991	6,706,991
Corporate debt	-	239,076	-	-	239,076
Government debt	-	260,737	-	-	260,737
Private 40-Act mutual fund	-	-	-	477,645	477,645
Certificate of deposit	-	2,501	-	-	2,501
Other	-	2,940	-	-	2,940
Total investments at fair value	$5,442,630	$505,254	$-	$7,184,636	$13,132,520

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2022	Markets	Inputs	Inputs	NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$105,823	$-	$-	$105,823
Total investments sold short at fair value	$-	$105,823	$-	$-	$105,823

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption. The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2023 and 2022. In addition, the tables provide the investment strategies for certain investments measured at NAV as a practical expedient, if that investment is a fund that does not file an annual report on Form 5500 as a direct-filing entity.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	2023
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$8,074,869	Daily	0 - 5 days	--
Funds not filing as direct filing entity:
Private 40-Act mutual funds
Asset-backed securities	29,900	Daily	--	Yes (a)
Corporate fixed income	55,771	Daily	--	Yes (a)
Inflation-indexed bonds	8,031	Daily	--	Yes (a)
International fixed income	22,751	Daily	--	Yes (a)
Mortgage-related securities	30,103	Daily	--	Yes (a)
Municipal fixed income	2,573	Daily	--	Yes (a)
Short-term fixed income	486,796	Daily	--	Yes (a)
U.S. Government securities	40,547	Daily	--	Yes (a)

	676,472
	$8,751,341

	2022
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$6,706,991	Daily	0 - 5 days	--
Funds not filing as direct filing entity:
Private 40-Act mutual funds
Short-term fixed income	477,645	Daily	--	Yes (a)
	$7,184,636

(a)	The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the respective fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the respective fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. Redemption proceeds are ordinarily wired within three business after receipt of the redemption request, but may take up to seven days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund. Abbott pays other recordkeeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2023 and 2022 is presented below:

	2023	2022
Abbott common shares, 26,051,349 and 26,635,240 shares, respectively (dollars in thousands)	$2,867,472	$2,924,283
Market value per share	$110.07	$109.79

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2023, the Plan received $54 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated April 13, 2022, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2023 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

As of January 1, 2024, all eligible participants may contribute pre-tax, Roth and after tax contributions up to a total of 50% of eligible earnings (previously capped at 25%), subject to certain limitations.

Effective June 1, 2024, Plan participants who are not actively participating in the Abbott Laboratories Annuity Retirement Plan may receive an annual employer contribution equal to 3% of the participant’s eligible earnings, regardless of whether the participant contributes to the Plan. The 3% annual employer contribution will be made shortly after the end of the Plan year only to the eligible participants who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or who have terminated from employment during that Plan year due to death or qualifying retirement or disability during such Plan year. The annual 3% employer contributions will follow the same vesting schedule as the employer matching contributions, becoming fully vested after two years of credited service under the Plan.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - employer securities
*	ABBOTT LABORATORIES, common shares			$2,867,472

	Common stock
	5TH 3RD BANCORP COM			811
	ABBVIE INC.			1,969,750
	ACADIA HEALTHCARE CO INC COM			241
	ACUITY BRANDS INC COM			221
	ADT INC DEL COM			50
	ADVANCE AUTO PTS INC COM			125
	AECOM			420
	AES CORP COM			174
	AFFILIATED MANAGERS GROUP INC COM STK			182
	AFFIRM HLDGS INC CL A CL A			382
	AFLAC INC COM			1,684
	AGCO CORP COM			261
	AGILENT TECHNOLOGIES INC COM			263
	AGILON HEALTH INC COM			13
	AIR LEASE CORP CL A CL A			151
	AKAMAI TECHNOLOGIES INC COM STK			610
	ALASKA AIR GROUP INC COM			169
	ALBEMARLE CORP COM			584
	ALBERTSONS COS INC CL A CL A			304
	ALLEGION PLC COMMON STOCK			30
	ALLIANT ENERGY CORP COM			447
	ALLISON TRANSMISSION HOLDING			163
	ALLSTATE CORP COM			1,271
	ALLY FINL INC COM			328
	ALNYLAM PHARMACEUTICALS INC COM			161
	AMC ENTMT HLDGS INC CL A NEW			42
	AMCOR PLC ORD USD0.01			482
	AMDOCS ORD GBP0.01			356
	AMEDISYS INC COM			105
	AMER FINL GROUP INC OH COM STK			300
	AMEREN CORP COM			654
	AMERICAN AIRLINES INC COM USD1			195
	AMERICAN WTR WKS CO INC NEW COM			889
	AMETEK INC NEW COM			1,310
	AMPHENOL CORP NEW CL A			993
	ANSYS INC COM			190
	ANTERO MIDSTREAM CORPORATION			99
	ANTERO RES CORP COM			221
	APA CORP COM			44
	APARTMENT INCOME REIT CORP COM			180
	APPLOVIN CORP COM CL A COM CL A			215
	APTARGROUP INC COM			278
	APTIV PLC COM USD			839
	ARAMARK COM			227
	ARCH CAPITAL GROUP COM STK			787
	ARDAGH METAL PACKAGING SA			2
	ARMSTRONG WORLD INDS INC NEW COM STK			106
	ARROW ELECTR INC COM			233
	ASHLAND INC COM USD0.01			139
	ASPEN TECHNOLOGY INC COM USD0.10			209
	ASSURANT INC COM			308

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	ASSURED GUARANTY LTD COMMON STK			147
	ATMOS ENERGY CORP COM			592
	AUTONATION INC COM			147
	AVANGRID INC COM			80
	AVANTOR INC COM			533
	AVERY DENNISON CORP COM			378
	AVIS BUDGET GROUP INC COM STK			80
	AVNET INC COM			157
	AXALTA COATING SYSTEMS LTD COM USD1.00			232
	AXIS CAPITAL HOLDINGS LTD COM			149
	AZEK CO INC CL A CL A			175
	AZENTA INC COM USD0.01			133
	BAKER HUGHES CO			1,198
	BALL CORP COM			613
	BANK NEW YORK MELLON CORP COM STK			1,388
	BANK OZK COM			184
	BATH & BODY WORKS INC COM USD0.5 WI			343
	BAXTER INTL INC COM			677
	BENTLEY SYS INC CL B CL B			26
	BERKLEY W R CORP COM			488
	BERRY GLOBAL GROUP INC			278
	BEST BUY INC COM STK			456
	BILL HOLDINGS INC COM USD0.00001			289
	BIO RAD LABORATORIES INC CL A CL A			230
	BIOGEN INC COMMON STOCK			1,289
	BIOMARIN PHARMACEUTICAL INC COM			550
	BIO-TECHNE CORP COM			24
	BIRKENSTOCK HOLDING PLC COM NPV			36
	BJS WHSL CLUB HLDGS INC COM			200
	BLOCK H & R INC COM			87
	BLOCK INC			911
	BLUE OWL CAP INC COM CL A			201
	BOK FINL CORP COM NEW			85
	BORG WARNER INC COM			289
	BOSTON BEER INC CL A CL A			8
	BOYD GAMING CORP COM			157
	BRIGHT HORIZONS FA COM USD0.001			164
	BRIGHTHOUSE FINL INC COM			108
	BROADRIDGE FINL SOLUTIONS INC COM STK			138
	BROOKFIELD RENEWABLE CORP CLASS A SUBORDINATE VOTING SHARES WI			133
	BROWN & BROWN INC COM			355
	BROWN FORMAN CORP CL A CL A			19
	BROWN-FORMAN INC CL B NON-VTG COM			75
	BRUNSWICK CORP COM			214
	BUILDERS FIRSTSOURCE INC COM STK			709
	BUNGE GLOBAL SA F COMMON STOCK			504
	BWX TECHNOLOGIES INC COM			201
	C H ROBINSON WORLDWIDE INC COM NEW COM NEW			77
	CABLE ONE INC COM			100
	CACI INTL INC CL A CL A			246
	CAESARS ENTMT INC NEW COM			198
	CAMPBELL SOUP CO COM			287
	CAPRI HOLDINGS LTD COM NPV			196
	CARDINAL HLTH INC			419

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	CARLISLE COMPANIES INC COM			523
	CARLYLE GROUP INC COM			298
	CARMAX INC COM			396
	CARNIVAL CORP COM PAIRED			637
	CARRIER GLOBAL CORPORATION COM USD0.01 WI			1,655
	CARTER INC FORMERLY CARTER HLDGS INC TO 09/13/2003 COM			94
	CASEYS GEN STORES INC COM			302
	CATALENT INC COM			279
	CAVA GROUP INC COM			5
	CBOE GLOBAL MARKETS INC			651
	CBRE GROUP INC CL A CL A			976
	CCC INTELLIGENT SOLUTIONS HLDGS INC COM			79
	CDW CORP COM			62
	CELANESE CORP DEL COM STK			531
	CENTERPOINT ENERGY INC COM			624
	CERTARA INC COM			47
	CF INDS HLDGS INC COM			528
	CHARLES RIV LABORATORIES INTL INC COM			415
	CHEMED CORP NEW COM			84
	CHEMOURS CO COM			163
	CHESAPEAKE ENERGY CORP COM NEW 01/2021			335
	CHURCH & DWIGHT INC COM			83
	CIENA CORP COM NEW			230
	CIN FNCL CORP COM			549
	CINTAS CORP COM			198
	CIRRUS LOGIC INC COM			159
	CITIZENS FINL GROUP INC COM			534
	CLARIVATE PLC			151
	CLEAN HBRS INC COM			305
	CLEARWAY ENERGY INC CL A CL A			28
	CLEARWAY ENERGY INC CL C CL C			79
	CLEVELAND CLIFFS USD0.125			351
	CMS ENERGY CORP COM			584
	CNA FNCL CORP COM			39
	CNH INDUSTRIAL NV			412
	COGNEX CORP COM			249
	COGNIZANT TECH SOLUTIONS CORP CL A			1,327
	COHERENT CORP COM			195
	COINBASE GLOBAL INC COM CL A			1,019
	COLUMBIA BKG SYS INC COM			192
	COLUMBIA SPORTSWEAR CO COM			96
	COM ALCOA CORPORATION COM USD0.01			210
	COMERICA INC COM			255
	COMM BANCSHARES INC COM			223
	CONAGRA BRANDS INC COM USD5			473
	CONCENTRIX CORP			149
	CONS EDISON INC COM			1,090
	CONSTELLATION ENERGY CORPORATION COM NPV WI			1,299
	COOPER			635
	CORE & MAIN INC COM CL A COM CL A			187
	COREBRIDGE FINL INC COM			171
	CORNING INC COM			802
	CORTEVA INC COM USD0.01 WI			1,181
	COSTAR GROUP INC COM			695

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	COTERRA ENERGY INC COM			658
	COTY INC COM CL A COM CL A			162
	CRANE CO NEW COM			196
	CRANE NXT CO COM USD1.00			95
	CREDIT ACCEP CORP MICH COM			117
	CROWN HLDGS INC COM			338
	CULLEN / FROST BANKERS INC COM			223
	CUMMINS INC			1,175
	CURTISS WRIGHT CORP COM			292
	D R HORTON INC COM			1,634
	DARDEN RESTAURANTS INC COM			365
	DARLING INGREDIENTS INC COMSTK			273
	DAYFORCE INC			313
	DELTA AIR LINES INC DEL COM NEW COM NEW			849
	DENTSPLY SIRONA INC COM			261
	DEVON ENERGY CORP NEW COM			1,005
	DIAMONDBACK ENERGY INC COM			956
	DICKS SPORTING GOODS INC OC-COM OC-COM			283
	DISCOVER FINL SVCS COM STK			970
	DOLBY LABORATORIES INC CL A COM STK			177
	DOLLAR TREE INC COM STK			1,024
	DONALDSON INC COM			160
	DOORDASH INC CL A COM USD0.00001 CLASS A			226
	DOVER CORP COM USD1.00			743
	DOXIMITY INC COM USD0.001 CL A			65
	DRIVEN BRANDS HLDGS INC COM			31
	DROPBOX INC CL A CL A			30
	DT MIDSTREAM INC COM USD0.01 WI			184
	DTE ENERGY CO COM			787
	DUN & BRADSTREET HLDGS INC COM			112
	DUPONT DE NEMOURS INC COMMON STOCK			1,222
	DXC TECHNOLOGY CO COM			162
	EAGLE MATLS INC COM			82
	EAST WEST BANCORP INC COM			349
	EASTMAN CHEM CO COM			370
	EBAY INC COM USD0.001			756
	ECHOSTAR			49
	EDISON INTL COM			935
	ELANCO ANIMAL HEALTH INC COM			252
	ELECTR ARTS COM			1,281
	ELEMENT SOLUTION INC COM			179
	EMCOR GROUP INC COM			225
	ENCOMPASS HEALTH CORP COM USD0.01			213
	ENOVIS CORPORATION COM USD0.001			102
	ENTEGRIS INC COM			587
	ENTERGY CORP NEW COM			742
	ENVISTA HLDGS CORP COM			136
	EQT CORP COM			481
	EQUIFAX INC COM			322
	ESAB CORPORATION COM USD0.001 WI			168
	ESSENTIAL UTILS INC COM			312
	ETSY INC COM			151
	EURONET WORLDWIDE INC COM			83
	EVERCORE INC			210

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	EVEREST GROUP LTD			452
	EVERGY INC COM NPV			403
	EVERSOURCE ENERGY COM			745
	EXACT SCIENCES CORP COM			298
	EXELIXIS INC COM STK			68
	EXPEDIA GROUP INC COM USD0.001			193
	EXPEDITORS INTL WASH INC COM			561
	F N B CORP PA COM			172
	F5 INC COM STK NPV			365
	FASTENAL CO COM			321
	FERGUSON PLC ORD GBP0.10			1,290
	FIDELITY NATL FINL INC			459
	FIDELITY NATL INFORMATION SVCS INC COM STK			1,231
	FIRST AMERN FINL CORP COM STK			225
	FIRST CTZNS BANCSHARES INC N C CL A CL A			474
	FIRST HAWAIIAN INC COM			102
	FIRST HORIZON CORPORATION COM			272
	FIRST SOLAR INC COM			634
	FIRSTENERGY CORP COM			692
	FLEETCOR TECHNOLOGIES INC COM			49
	FLOWERS FOODS INC COM			148
	FLOWSERVE CORP COM			187
	FMC CORP COM (NEW)			232
	FORTIVE CORP COM MON STOCK			901
	FORTREA HLDGS INC COM			107
	FORTUNE BRANDS INNOVATIONS INC USD0.01			334
	FOX CORP CL A CL A			254
	FOX CORP CL B CL B			124
	FRESHPET INC COM			94
	FRKLN RES INC COM			295
	FRONTIER COMMUNICATIONS PARENT INC COM NPV			215
	FTI CONSULTING INC COM			186
	GALLAGHER ARTHUR J & CO COM			1,553
	GAMESTOP CORP NEW CL A			162
	GAP INC COM			141
	GARMIN LTD COMMON STOCK			682
	GATES INDL CORP PL COM USD0.01			52
	GEN DIGITAL INC COM USD0.01			370
	GENERAC HLDGS INC COM STK			272
	GENPACT LIMITED			160
	GENTEX CORP COM			264
	GENUINE PARTS CO COM			672
	GINKGO BIOWORKS HOLDINGS INC COM			82
	GLOBAL PMTS INC COM			1,133
	GLOBALFOUNDRIES INC			164
	GLOBE LIFE INC COM			370
	GLOBUS MED INC CL A NEW COM STK			155
	GODADDY INC CL A CL A			213
	GRACO INC COM			296
	GRAND CANYON ED INC COM STK			98
	GRAPHIC PACKAGING HLDG CO COM STK			120
	GROCERY OUTLET HLDG CORP COM			88
	GUIDEWIRE SOFTWARE INC COM USD0.0001			308
	GXO LOGISTICS INC COM			247

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	HALLIBURTON CO COM			897
	HANOVER INS GROUP INC COM			150
	HARLEY DAVIDSON COM USD0.01			164
	HARTFORD FINL SVCS GROUP INC COM			821
	HASBRO INC COM			231
	HASHICORP INC COM USD0.000015 CL A			25
	HAWAIIAN ELEC INDS INC COM			54
	HAYWARD HLDGS INC COM			62
	HEICO CORP NEW CL A CL A			38
	HEICO CORP NEW COM			27
	HENRY SCHEIN INC COMMON STOCK			340
	HERTZ GLOBAL HLDGS INC NEW COM NEW			47
	HESS CORP COM STK			613
	HEWLETT PACKARD ENTERPRISE CO COM			751
	HEXCEL CORP NEW COM			215
	HF SINCLAIR CORPORATION COM USD0.01			277
	HILTON WORLDWIDE HLDGS INC COM NEW			849
	HOLOGIC INC COM			599
	HORMEL FOODS CORP COM			321
	HOULIHAN LOKEY INC CL A CL A			196
	HOWARD HUGHES HLDGS INC COM			99
	HOWMET AEROSPACE INC COM USD1.00 WI			710
	HP INC COM			716
	HUBBELL INC COM			332
	HUNT J B TRANS SVCS INC COM			456
	HUNTINGTON BANCSHARES INC COM			634
	HUNTINGTON INGALLS INDS INC COM			352
	HUNTSMAN CORP COM STK			147
	HYATT HOTELS CORP COM CL A COM CL A			197
	IAC INC COM NEW			134
	ICON PLC COM			678
	ICU MED INC COM			70
	IDACORP INC COM			170
	IDEX CORP COM			522
	ILLUMINA INC COM			535
	INCYTE CORP COM			104
	INFORMATICA INC CL A CL A			39
	INGERSOLL RAND INC COM			1,081
	INGREDION INC COM			248
	INTEGRA LIFESCIENCES HLDG CORP COM DESP			103
	INTERACTIVE BROKERS GROUP INC CL COM			299
	INTERPUBLIC GROUP COMPANIES INC COM			436
	INTL FLAVORS & FRAGRANCES INC COM			715
	INTL PAPER CO COM			434
	INVESCO LTD COM STK USD0.20			225
	IONIS PHARMACEUTICALS INC COM			35
	IPG PHOTONICS CORP COM			112
	IQVIA HLDGS INC COM USD0.01			107
	IRIDIUM COMMUNICATIONS INC COM STK			12
	ITT INC COM			341
	JABIL INC COM USD0.001			204
	JACK HENRY & ASSOC INC COM			281
	JACOBS SOLUTIONS INC COM			564
	JANUS HENDERSON GROUP PLC			141

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	JAZZ PHARMACEUTICALS PLC COM			124
	JEFFERIES FINL GROUP INC COM			255
	JONES LANG LASALLE INC COM STK			308
	JUNIPER NETWORKS INC COM			325
	KARUNA THERAPEUTICS INC COM			41
	KBR INC COM			163
	KELLANOVA COM USD0.25			504
	KEMPER CORP DEL COM			102
	KEYCORP NEW COM			465
	KEYSIGHT TECHNOLOGIES INC COM			726
	KIRBY CORP COM			160
	KKR & CO INC CL A CL A			1,434
	KNIGHT-SWIFT TRANSN HLDGS INC CL A			311
	KOHLS CORP COM			110
	KROGER CO COM			1,032
	KYNDRYL HLDGS INC COM			163
	LAB CORP AMER HLDGS COM NEW			668
	LAMAR ADVERTISING CO NEW CL A CL A			74
	LAMB WESTON HLDGS INC COM USD5			30
	LANDSTAR SYS INC COM			48
	LEAR CORP COM NEW COM NEW			282
	LEGGETT & PLATT INC COM			121
	LEIDOS HLDGS INC COM			511
	LENNAR CORP CL A CL A			1,265
	LENNAR CORP CL B CL B			60
	LENNOX INTL INC COM			495
	LIBERTY BROADBAND CORP COM SER A COM SERA			35
	LIBERTY BROADBAND CORP COM SER C COM SERC			258
	LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER A			48
	LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER C			423
	LIBERTY MEDIA CORP DEL COM LIBERTY SIRIUSXM SER A			74
	LIBERTY MEDIA CORP DEL COM LIBERTY SIRIUSXM SER C			153
	LIBERTY MEDIA CORP DEL COM LIBERTY LIVE SER A			25
	LIBERTY MEDIA CORP DEL COM LIBERTY LIVE SER C			60
	LINCOLN ELEC HLDGS INC COM			27
	LINCOLN NATL CORP COM			144
	LITHIA MTRS INC COM CL A			307
	LITTELFUSE INC COM			223
	LIVE NATION ENTERTAINMENT INC			391
	LKQ CORP COM LKQ CORP			440
	LOEWS CORP COM			441
	LOUISIANA-PACIFIC CORP COM			157
	LUCID GROUP INC COM			108
	LUMENTUM HLDGS INC COM			121
	LYONDELLBASELL IND N V COM			851
	M & T BK CORP COM			785
	MACYS INC COM STK			188
	MADISON SQUARE GARDEN SPORTS			117
	MANPOWERGROUP INC			136
	MAPLEBEAR INC COM			5
	MARATHON OIL CORP COM			504
	MARAVAI LIFESCIENCES HLDGS INC CL A			10
	MARKEL GROUP INC			645
	MARRIOTT VACATIONS WORLDWIDE CORP COM			105

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	MARTIN MARIETTA MATLS INC COM			1,063
	MARVELL TECHNOLOGY INC COM			1,782
	MASCO CORP COM			522
	MASTEC INC COM			163
	MATCH GROUP INC NEW COM			35
	MATTEL INC COM STOCK			229
	MC CORMICK & CO INC COM NON-VTG			595
	MDU RES GROUP INC COM			139
	MERCURY SYSTEMS INC			68
	MGIC INVT CORP WIS COM			184
	MGM RESORTS INTERNATIONAL COM			436
	MICROCHIP TECHNOLOGY INC COM			483
	MIDDLEBY CORP COM			271
	MIRATI			111
	MISTER CAR WASH INC COM			23
	MKS INSTRS INC COM			237
	MOHAWK INDS INC COM			189
	MOLINA HEALTHCARE INC COM			327
	MOLSON COORS BEVERAGE COMPANY COM USD0.01 CLASS B			370
	MOSAIC CO/THE			408
	MP MATERIALS CORP COM USD0.0001 CL A			71
	MSA SAFETY INC COM			179
	MSC INDL DIRECT INC CL A COM			165
	MSCI INC COM USD0.01			753
	MURPHY USA INC COM			12
	NASDAQ INC			688
	NATL FUEL GAS CO COM			153
	NCINO INC NEW COM			74
	NCR ATLEOS CORPORATION COM USD0.01 WI			54
	NCR VOYIX CORP COM STK USD0.01			75
	NETAPP INC COM STK			388
	NEW YORK CMNTY BANCORP INC COM			252
	NEW YORK TIMES CO CL A			273
	NEWELL BRANDS INC COM			115
	NEWMARKET CORP COM			118
	NEWS CORP COM CL A			325
	NEWS CORP COM CL B			101
	NEXSTAR MEDIA GROUP INC COMMON STOCK			119
	NISOURCE INC COM			380
	NORDSON CORP COM			522
	NORDSTROM INC COM			73
*	NORTHERN TR CORP COM			599
	NORWEGIAN CRUISE LINE HLDGS LTD COM			222
	NOV INC COM			276
	NRG ENERGY INC COM NEW			406
	NU HOLDINGS LTD			212
	NUCOR CORP COM			1,496
	NUTANIX INC CL A CL A			304
	NVENT ELECTRIC PLC COM USD0.01 WI			336
	NVR INC COM STK USD0.01			651
	OGE ENERGY CORP COM			242
	OKTA INC CL A CL A			448
	OLAPLEX HLDGS INC COM			11
	OLD DOMINION FREIGHT LINE INC COM			94

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	OLD REPUBLIC INTERNATIONAL CORP COM STK USD1			267
	OLIN CORP COM			228
	OLLIES BARGAIN OUTLET HLDGS INC COM			109
	OMNICOM GROUP INC COM			591
	ON SEMICONDUCTOR CORP COM			1,245
	ONEMAIN HLDGS INC COM			192
	ONEOK INC COM STK			1,334
	ORGANON & CO COM			128
	OSHKOSH CORPORATION			244
	OTIS WORLDWIDE CORP COM USD0.01 WI			1,205
	OVINTIV INC COM USD0.01			216
	OWENS CORNING NEW COM STK			454
	PACCAR INC COM			1,732
	PACKAGING CORP AMER COM			498
	PARAMOUNT GLOBAL COM USD0.001 CL A			6
	PARAMOUNT GLOBAL OM USD0.001 CL B			295
	PARKER-HANNIFIN CORP COM			2,036
	PAYCOR HCM INC COM			26
	PENN ENTERTAINMENT INC			135
	PENSKE AUTOMOTIVE GROUP INC COM STK			108
	PENTAIR PLC COM USD0.01			413
	PERFORMANCE FOOD GROUP CO COM			193
	PERRIGO COMPANY LIMITED COM EUR0.001			150
	PETCO HEALTH & WELLNESS CO INC CL A COM			9
	PG& E CORP COM			1,269
	PHILLIPS 66 COM			2,049
	PHINIA INC COM USD0.01 WI			49
	PILGRIMS PRIDE CORP			39
	PINNACLE FINL PARTNERS INC COM			227
	PINNACLE W. CAP CORP COM			282
	PLANET FITNESS INC CL A CL A			112
	PLAYTIKA HLDG CORP COM			1
	PLUG PWR INC COM NEW			82
	POLARIS INC			161
	POPULAR INC COM NEW COM USD6 (POST REV SPLIT)			200
	POST HLDGS INC COM STK			156
	PPG IND INC COM			910
	PPL CORP COM ISIN US69351T1060			692
	PREMIER INC CL A CL A			92
	PRIMERICA INC COM			89
	PRINCIPAL FINL GROUP INC COM STK			659
	PROSPERITY BANCSHARES INC COM			205
	PRUDENTIAL FINL INC COM			1,304
	PTC INC COM			330
	PUB SERVICE ENTERPRISE GROUP INC COM			1,052
	PULTE GROUP INC			763
	PURE STORAGE INC CL A CL A			76
	PVH CORP COM USD1			254
	QIAGEN			347
	QORVO INC COM			382
	QUANTA SVCS INC COM			790
	QUANTUMSCAPE CORP COM USD0.0001 CL A			81
	QUEST DIAGNOSTICS INC COM			535
	QUIDELORTHO CORPORATION			135

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	R1 RCM INC NEW			56
	RALPH LAUREN CORP CL A CL A			200
	RANGE RES CORP COM			246
	RAYMOND JAMES FNCL INC COM STK			731
	RB GLOBAL INC			98
	RBC BEARINGS INC COM			278
	REGAL REXNORD CORPORATION COM STK			338
	REGIONS FINL CORP NEW COM			628
	REINSURANCE GROUP AMER INC COM NEW STK			371
	RELIANCE INC COM NPV			559
	RENAISSANCE RE HLDGS LTD COM			250
	REPLIGEN CORP COM STK USD0.01			193
	REPUBLIC SVCS INC COM			1,178
	REVVITY INC			469
	REYNOLDS CONSUMER PRODS INC COM			51
	RH COM			131
	RIVIAN AUTOMOTIVE INC			538
	RLI CORP COM			144
	ROBERT HALF INC COM USD0.001			314
	ROBINHOOD MKTS INC COM CL A COM CL A			296
	ROCKET COS INC CL A CL A			39
	ROIVANT SCIENCES LTD COM			8
	ROKU INC COM CL A COM CL A			342
	ROSS STORES INC COM			107
	ROYAL CARIBBEAN GROUP COM STK			732
	ROYAL GOLD INC COM STK USD0.01			276
	ROYALTY PHARMA PLC COM CLASS A			362
	RPM INTL INC			397
	RYDER SYS INC COM			174
	S.W. AIRL CO COM			594
	SAIA INC COM STK			357
	SCHNEIDER NATL INC WIS CL B CL B			47
	SCIENCE APPLICATIONS INTL CORP NEW COM			227
	SEABOARD CORP DEL COM			25
	SEALED AIR CORP NEW COM STK			81
	SEI INVTS CO COM			222
	SENSATA TECHNOLOGIES B V HOLDING			196
	SENTINELONE INC CL A COM CL A COM			192
	SERVICE CORP INTL COM			222
	SILGAN HLDGS INC COM			130
	SIRIUS XM HLDGS INC COM			122
	SITEONE LANDSCAPE SUPPLY INC COM			169
	SKECHERS U S A INC CL A CL A ISIN			266
	SKYWORKS SOLUTIONS INC COM			619
	SLM CORP COM			92
	SMITH A O CORP COM			308
	SMUCKER J M CO COM NEW			450
	SNAP-ON INC COM			520
	SOFI TECHNOLOGIES INC COM			321
	SONOCO PROD CO COM			189
	SOTERA HEALTH CO COM			17
	SOUTHWESTERN ENERGY CO COM			247
	SPECTRUM BRANDS HLDGS INC COM USD0.01			96
	SPIRIT AEROSYSTEMS HLDGS INC CL A			103

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	SS&C TECHNOLOGIES HLDGS INC COM			461
	SSR MNG INC			75
	STANLEY BLACK & DECKER INC COM			520
	STATE STR CORP COM			827
	STEEL DYNAMICS INC COM			637
	STERICYCLE INC COM			158
	STERIS PLC ORD USD0.001			754
	STIFEL FINL CORP COM			239
	SUNRUN INC COM			143
	SYNCHRONY FINL COM			545
	SYNOVUS FINL CORP COM NEW COM NEW			190
	T ROWE PRICE GROUP INC			823
	TAKE-TWO INTERACTIVE SOFTWARE INC COM STK USD0.01			918
	TANDEM DIABETES CARE INC COM NEW COM USD0.001(POST REV SPLT)			57
	TAPESTRY INC COM USD0.01			273
	TD SYNNEX CORPORATION COM USD0.001			195
	TECHNIPFMC PLC COM USD1			301
	TELADOC HEALTH INC			123
	TELEDYNE TECHNOLOGIES INC COM			718
	TELEFLEX INC COM			405
	TEMPUR SEALY INTL INC			235
	TENET HEALTHCARE CORP COM NEW .			264
	TERADYNE INC COM			97
	TETRA TECH INC NEW COM			250
	TEXTRON INC COM			543
	TFS FINL CORP COM STK			27
	THOR INDS INC COM STK			209
	TIMKEN CO COM			169
	TOLL BROS INC COM			381
	TOPBUILD CORP COM			383
	TPG PARTNERS LLC CL A COM			70
	TRADEWEB MKTS INC CL A CL A			237
	TRANE TECHNOLOGIES PLC COM USD1			1,354
	TRANSDIGM GROUP INC COM			1,540
	TRANSUNION COM			459
	TRAVEL + LEISURE CO COM USD0.01			53
	TRIMBLE INC COM TRIMBLE INC			453
	TRIPADVISOR INC COM USD0.001			79
	TWILIO INC CL A CL A			371
	TYLER TECHNOLOGIES INC COM STK			146
	TYSON FOODS INC CL A COM (DELAWARE)			517
	UBIQUITI INC COM			3
	UGI CORP NEW COM			179
	U-HAUL HOLDING COMPANY			150
	U-HAUL HOLDING COMPANY			12
	UIPATH INC CL A CL A			76
	UNDER ARMOR INC CL A			58
	UNDER ARMOUR INC CL C COM			57
	UNITED AIRLINES HOLDINGS INC COM USD0.01			466
	UNITED RENTALS INC COM			1,067
	UNITED STS STL CORP NEW COM			372
	UNITED THERAPEUTICS CORP DEL COM STK			343
	UNITY SOFTWARE INC COM			250
	UNIVERSAL DISPLAY CORP COM			169

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	UNUM GROUP			307
	UNVL HEALTH SERVICES INC CL B COM			316
	US FOODS HLDG CORP COM			356
	UWM HLDGS CORP COM USD0.0001 CL A			16
	V F CORP COM			228
	VAIL RESORTS INC COM			251
	VALMONT INDS INC COM			157
	VALVOLINE INC COM			134
	VERISIGN INC COM			600
	VERTIV HOLDINGS LLC COM USD0.0001			528
	VESTIS CORP COM			86
	VIASAT INC COM			113
	VIATRIS INC			448
	VICTORIAS SECRET & CO COM			39
	VIRTU FINL INC CL A CL A			63
	VISTRA CORP COM USD0.01			343
	VONTIER CORP COM USD0.0001 WI			123
	VOYA FINL INC COM			249
	VULCAN MATERIALS CO COM			810
	WABTEC CORP COM			782
	WALGREENS BOOTS ALLIANCE INC COM			648
	WARNER BROS DISCOVERY INC			867
	WATSCO INC COM			369
	WAYFAIR INC CL A CL A			114
	WEBSTER FNCL CORP WATERBURY CONN COM			301
	WEC ENERGY GROUP INC COM			919
	WESCO INTL INC COM			266
	WESTERN ALLIANCE BANCORPORATION COM			246
	WESTERN UNION CO			129
	WESTLAKE CORPORATION COM USD0.01			155
	WESTN DIGITAL CORP COM			587
	WESTROCK CO COM			365
	WEX INC COM			155
	WHIRLPOOL CORP COM			226
	WHITE MOUNTAINS INSURANCE GROUP			128
	WILLIAMS CO INC COM			1,468
	WILLIAMS SONOMA INC COM			387
	WILLIS TOWERS WATSON PLC COM			756
	WILLSCOT MOBILE MINI HLDGS CORP COM			221
	WINTRUST FINL CORP COM			196
	WK KELLOGG CO COM			30
	WOLFSPEED INC COM			187
	WOODWARD INC COM			281
	WYNDHAM HOTELS & RESORTS INC COM			209
	WYNN RESORTS LTD COM			308
	XCEL ENERGY INC COM			1,179
	XP INC COM			268
	XPO INC COM			345
	XYLEM INC COM			826
	YUM BRANDS INC COM			156
	ZEBRA TECHNOLOGIES CORP CL A			397
	ZILLOW GROUP INC COM			106
	ZILLOW GROUP INC COM CLASS C			311
	ZIMMER BIOMET HLDGS INC COM			885

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	ZIONS BANCORPORATION N A			221
	ZOOM VIDEO COMMUNICATIONS INC CL A CL A			632
	ZOOMINFO TECHNOLOGIES INC COM			93
	Total Common stock			5,071,247

	Mutual fund
	PIMCO ALL ASSET FUND			112,479

	REITs
	1ST INDL RLTY TR INC COM			240
	AGNC INVT CORP COM			221
	AGREE RLTY CORP COM			214
	ALEXANDRIA REAL ESTATE EQUITIES INC COM			752
	AMERICAN HOMES 4 RENT COMMON STOCK			412
	AMERICOLD RLTY TR INC COM			283
	ANNALY CAPITAL MANAGEMENT INC COM NEW COM USD0.01(POST REV SPLT)			332
	AVALONBAY CMNTYS REIT			917
	BRIXMOR PPTY GROUP INC COM			242
	BSTN PPTYS INC			382
	CAMDEN PPTY TR SH BEN INT			356
	COUSINS PPTYS INC			129
	CUBESMART			359
	DIGITAL RLTY TR INC COM			1,405
	EASTGROUP PPTYS INC REIT			289
	EPR PPTYS COM SH BEN INT COM SH BEN INT			125
	EQTY LIFESTYLE PPTYS INC REIT			292
	EQTY RESDNTL EFF 5/15/02			789
	ESSEX PPTY TR REIT			548
	EXTRA SPACE STORAGE INC COM			1,159
	FEDERAL RLTY INVT TR COM USD0.01			289
	GAMING & LEISURE PPTYS INC COM			437
	HEALTHCARE REALTY TRUST INC COM USD0.01 CL A			227
	HEALTHPEAK OP LLC			376
	HIGHWOODS PPTYS INC COM			84
	HOST HOTELS & RESORTS INC REIT			475
	INVITATION HOMES INC COM			720
	IRON MTN INC NEW COM			355
	KILROY RLTY CORP COM			161
	KIMCO REALTY CORPORATION			447
	MEDICAL PPTYS TR INC COM REIT			101
	MID-AMER APT CMNTYS INC COM			540
	NATIONAL STORAGE AFFILIATES TR COM SHS BEN INT COM SHS BEN INT			116
	NET LEASE OFFICE PPTYS COM			9
	NNN REIT INC			271
	OMEGA HEALTHCARE INVS INC REIT			260
	PARK HOTELS & RESORTS INC COM			113
	RAYONIER INC REIT			170
	REALTY INCOME			213
	REALTY INCOME CORP COM			1,437
	REGENCY CTRS CORP COM			418
	REXFORD INDL RLTY INC COM			407
	RITHM CAPITAL CORP			179
	SBA COMMUNICATIONS CORP			847
	SIMON PROPERTY GROUP INC COM			1,253
	STAG INDL INC COM			247

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	REITs - continued
	STARWOOD PROPERTY TRUST INC COM REIT			216
	SUN COMMUNITIES INC COM			443
	UDR INC COM STK			411
	VENTAS INC REIT			689
	VICI PPTYS INC COM			1,138
	VORNADO RLTY TR COM			174
	W P CAREY INC COM			476
	WELLTOWER INC COM REIT			1,673
	WEYERHAEUSER CO COM			879
	Total REITs			25,697

	Collective trust funds
	BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND			114,279
	CAPITAL GROUP EUROPACIFIC GROWTH TRUST			355,375
	CAPITAL GROUP GROWTH FUND OF AMERICA TRUST			1,091,473
	CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST			343,658
	GW&K SMALL-MID CAP CORE EQUITY FUND			163,769
*	NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND			147,105
*	NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND			9,767
	SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K			791,167
	SSGA S&P 500 INDEX FUND CLASS K			1,828,282
	SSGA U.S. BOND INDEX FUND CLASS K			143,794
	SSGA TARGET RETIREMENT 2020			208,428
	SSGA TARGET RETIREMENT 2025			406,148
	SSGA TARGET RETIREMENT 2030			511,724
	SSGA TARGET RETIREMENT 2035			489,296
	SSGA TARGET RETIREMENT 2040			407,718
	SSGA TARGET RETIREMENT 2045			354,113
	SSGA TARGET RETIREMENT 2050			284,105
	SSGA TARGET RETIREMENT 2055			179,847
	SSGA TARGET RETIREMENT 2060			94,271
	SSGA TARGET RETIREMENT 2065			26,612
	SSGA TARGET RETIREMENT INCOME			123,938
	Total Collective trust funds			8,074,869

	Futures contracts
	EQUITY FUTURES OFFSET - LONG			(803)
	FUT MAR 24 EMINI S&P 500			241
	FUT MAR 24 IMMEMINI MDCP			562
	Total Futures contracts			-

	Corporate debt
	AERCAP IRELAND CAP 2.875% DUE 08-14-2024			1,864
	AERCAP IRELAND CAP/GLOBA 1.65% DUE 10-29-2024 BEO			3,088
	AMERN HONDA FIN FLTG RT 1.706417% 06-07-2024			6,604
	APIDOS CLO XXVII / APIDOS CLO XXVII SR SECD NT CL A-1R 144A 6.50814% 07-17-2030			3,245
	BANCO SANTANDER S 2.706% DUE 06-27-2024			2,960
	BANK AMER CORP BANK FLTG RT 02-04-2025			1,099
	BANK OF AMERICA CORPORATION 1.843% 02-04-2025			2,988
	BANK OF NOVIA SCOTIA 2YR FRN NEW ISSUE FLTG RT 03-11-2024			3,002
	BARCLAYS PLC 3.65% DUE 03-16-2025			2,444
	BAXTER INTL INC FLT RT DUE 11-29-2024/06-14-2022 BEO			998
	BOEING CO 1.433% 02-04-2024			2,390
	CAPITAL ONE FINL CORP 05-09-2025			1,999
	CARLYLE GLOBAL MARKET STRATEGI 14/08/2030 0% 08-14-2030			2,510

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Corporate debt - continued
	CHARTER COMMUNICATIONS OPER LLC FRNS 02-01-2024			1,000
	CHASE AUTO OWNER TR 2023-A ASSET BACKED NT CL A-2 144A 5.9% 03-25-2027			3,015
	CIGNA GRP NEW DISC COML PAPER 4/2 YRS 1&2 01-16-2024			7,778
	CONSTELLATION BRANDS INC DISC COML PAPER4/A2 YRS 1&2 01-08-2024			7,688
	CONSTELLATION ENERGY GENERATION LLC DISCCOML PAPER 4/2 YRS 1&2 01-09-2024			7,787
	CREDIT SUISSE AG NEW YORK BRH MEDIUM TER4.75% DUE 08-09-2024 REG			4,969
	DELL EQUIP FIN TR 2021-2 ASSET BACKED NTCL A-3 144A .53% 12-22-2026			413
	DEUTSCHE BK AG N Y BRANCH 3.961% 11-26-2025			1,967
	ELLINGTON FINL MTG TR 2022-1 MTG PASS THRU CTF CL A-1 2.206% 01-25-2067			2,162
	ENERGY TRANSFER L P DISC COML PAPER 4/2 YRS 1&2 01-04-2024			10,690
	ERAC USA FINANCE LLC 01-08-2024			6,490
	FIDELITY NATL INFORMATION SVCS INC DISC COML PAPER 4/2 YRS 1&2 01-05-2024			4,195
	FIDELITY NATL INFORMATION SVCS INC DISC COML PAPER 4/2 YRS 1&2 01-16-2024			2,692
	FORD CR AUTO LEASE TR 2023-B FLTG RT SR 23-B CL A2B 02-15-2026			4,500
	FORD CR AUTO OWNER FLTG RT 6.07864% DUE 08-15-2025			1,236
	GEORGIA PWR CO FLTG RT 05-08-2025			3,007
	GLOBAL PMTS INC 1.5% 11-15-2024			3,857
	GOLDMAN SACHS FLTG RT 6.102014% DUE 12-09-2026			3,365
	GOLDMAN SACHS GROUP INC 5.7% DUE 11-01-2024 BEO			1,904
	GS MTG BACKED SECS 5% DUE 01-25-2052			2,375
	HALEON US CAPITAL LLC 3.024% 03-24-2024			994
	HUMANA INC DISC COML PAPER 4/2 YRS 1&2 01-02-2024			5,798
	HUMANA INC DISC COML PAPER 4/2 YRS 1&2 01-03-2024			1,999
	HYUNDAI AUTO RECEIVABLES TR 2022-C NT CLA-2-B FLTG RATE 6.09864% 11-17-2025			2,062
	INTERCONTINENTAL EXCHANGE INC 4/A2 DISC COML PAPER 01-03-2024			3,098
	INTERCONTINENTAL EXCHANGE INC 4/A2 DISC COML PAPER YRS 1&2 01-05-2024			250
	JPMORGAN CHASE & CO FLTG RT DUE 06-14-2025/06-14-2024 REG			2,003
	KINDER MORGAN INC DISC COML PAPER 4/2 YRS 1&2 01-22-2024			7,372
	L3HARRIS TECHNOLOGIES INC 0% CP 01-16-2023			7,779
	LCM XIII LTD PARTNERSHIP / LCM XIII 0% 07-19-2027			139
	MARATHON STATIC FLTG RT 7.06781% DUE 07-20-2030			2,396
	MFA 2020-NQM2 TR 1.381% DUE 04-25-2065			430
	MIZUHO FINL GROUP INC FLTG 05-22-2026			2,199
	NAVIENT PRIVATE ED LN TR 2020-I 6.43981%04-15-2069			1,410
	NEUBERGER BERMAN CLO LTD 20/04/2031 1.29400002956% 04-21-2031			3,899
	NEXTERA ENERGY CAP HLDGS INC SR NT FLTG RATE 6.371814% 03-21-2024			300
	NOMURA HLDGS INC 2.648% 01-16-2025			1,067
	OBX 2022-NQM1 TR MTG BACKED NT CL A-1 144A 2.30500006676% 11-25-2061			1,999
	OBX 2022-NQM2 TR VAR RT 2.783% DUE 01-25-2062			664
	OSCAR US FDG XIV LLC NT CL A-2 144A 1.6%03-10-2025			26
	PAC GAS & ELEC CO FIXED 3.75% DUE 02-15-2024			199
	PACIFIC GAS & ELEC CO 3.4% 08-15-2024			295
	PVTPL APIDOS CLO 17-26A A1AR FLTG 07-18-2029 USD			1,613
	PVTPL BAMLL COML MTG SECS SR 2019-AHT CL A FLTG 03-15-2034			694
	PVTPL BANK OF AMERICA AUTO TRUST SER 23-2A CL A2 5.85% 08-17-2026			5,029
	PVTPL BAYER US FINANCE LLC BNDS 3.375% 10-08-2024 BEO			3,929
	PVTPL CBAM 2018-8 LTD LLC NT CL A-1 FLTG 3C7 10-20-2029 BEO			2,162
	PVTPL CMO AREIT 2021-CRE5 LTD/AREIT AREIT 2021-C SR NT CL A VAR RT 07-17-2026			1,956
	PVTPL CMO COLT 2021-4 MTG LN TR MTG PASSTHRU CTF CL A-1 10-25-2066			1,847
	PVTPL GOLDEN TREE LN OPPORTUNITIES IX SER 14-9A CL AR2 FLTG 144A 10-29-2029			3,887
	PVTPL GPMT 2021-FL3 LTD/GPMT 2021-FL3 LLC SR SECD NT CL A FLTG 07-16-2035			1,047
	PVTPL HALSEYPOINT CLO II LTD SR 20-2A CL A1 FLTG 07-20-2031			3,389
	PVTPL HYUNDAI AUTO LEASE SECURITIZATION TR 202 FLTG RT SR 23-C CL A2B 03-16-2026			2,401
	PVTPL JACKSON NATIONAL LIFE GLBL FUNDING FLTG RT 06-28-2024			2,605
	PVTPL KKR CLO 9 LTD / KKR CLO 9 LLC 15/07/2030 VAR RT DUE 07-15-2030 BEO			2,035

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Corporate debt - continued
	PVTPL M&T EQUIPTMENT 2023-LEAF1 LLC 5.742% 08-15-2024			1,467
	PVTPL MAGNETITE XVIII LTD/MAGNETITE XVIII LL SR16-18A CL AR2 VAR RT 11-15-2028			163
	PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE LO SR 20-FL4 CL A VAR RT DUE 11-15-2035			1,225
	PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE CO SER 21-FL7 CL A FLTG RT DUE 10-18-2036			3,948
	PVTPL NAVIENT PRIVATE ED REFI LN TR 2021-G CL A 1.58% DUE 04-15-2070 BEO			1,474
	PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069			835
	PVTPL NAVIENT STUDENT LN TR 2014-1 SR 22-A CL A 2.23% 07-15-2070			1,095
	PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO			1,503
	PVTPL OCTAGON INVT PARTNERS XXI LTD/OCTAGON SR SECD NT 02-14-2031			3,494
	PVTPL PALMER SQUARE LN FDG 2021-3 LTD/SR SECD NT CL A-1 FLTG 5.04257% 07-20-2029			2,034
	PVTPL PALMER SQUARE LOAN FUNDING LTD SER 21-4A CL A1 FLTG RT 10-15-2029 BEO			1,646
	PVTPL SMBC AVIATION CAP FIN DAC 3.55% DUE 04-15-2024			4,369
	PVTPL SOFI CONSUMER LOAN PROGRAM SER 23-15 CL A 5.81% 05-15-2031			749
	PVTPL SOUND PT CLO XVI LTD/SOUND PT CLO XVI VAR RT DUE 07-25-2030 BEO			1,146
	PVTPL STANDARD CHARTERED PLC NT FLTG RATE 11-23-2025			4,576
	PVTPL STRATUS CLO 2021-3 LTD/STRATUS CLO202 SR 21-3A CL A VAR RT DUE 12-29-2029			206
	PVTPL TCW CLO SER 18-1A CL A1R FLTG 04-25-2031 BEO			256
	PVTPL TRILLIUM CR CARD TR II SR 23-3A CLA VAR RT DUE 08-26-2028 BEO			3,211
	PVTPL UBS AG LONDON BRH 09/02/2024 5.72123% DUE 02-09-2024 BEO			700
	PVTPL VENTURE CLO LTD SR 17-28A CL A2R VAR RT 07-20-2030			3,315
	PVTPL VIBRANT CLO VI LTD SER 17-6A CL AR FLTG 06-20-2029			520
	PVTPL VMC FIN 2021-FL4 LLC SR SECD NT CLA 144A FLTG RATE VAR RT DUE 06-16-2036			910
	READY CAP MTG FING FLTG RT 6.43541% DUE 04-25-2038			664
	SARANAC CLO VI LTD / SARANAC CLO VI 6.71659% 08-13-2031			1,808
	SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046			989
	SOUND PT CLO XV LTD / SOUND PT CLO SR SECD NT CL A-RR 144A 6.47741% 01-23-2029			606
	SOUTHERN CALIF EDISON CO 1ST & REF MTG FLTG RT 04-01-2024			2,225
	SOUTHERN CALIF EDISON CO DISC COML PAPER4/2 YRS 1&2 01-08-2024			3,494
	SOUTHERN CALIF EDISON CO DISC COML PAPER4/2 YRS 1&2 01-17-2024			1,595
	TOWD PT MTG TR 2021-1 NT CL A1 144A 2.25% 11-25-2061			1,787
	TOYOTA AUTO RECEIVABLES OWNER TRUST SER 22-D CL A2B FLTG RT 01-15-2026			2,348
	TOYOTA LEASE OWNER FLTG RT 5.87407% DUE 04-20-2026			3,400
	V F CORP DISC COML PAPER 4/2 YRS 1&2 01-17-2024			4,486
	VOLKSWAGEN AUTO FLTG RT 5.89407% DUE 01-20-2026			2,402
	VW CR INC DISC COML PAPER 4/2 YRS 1&2 01-05-2024			4,995
	WARNERMEDIA HLDGS INC SR NT NC1 3.788% 03-15-2025			882
	WELLS FARGO & CO 2.406% 10-30-2025			973
	WELLS FARGO & CO MEDIUM TERM SR NTS BOOKVAR RT DUE 04-25-2026/04-25-2025			2,317
	Total Corporate debt			269,066

	Government debt
	GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066			457
	GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066			961
	GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066			84
	GNMA SR 23-H22 CL FB FLTG RT 09-20-2073			3,021
	UNITED STATES OF AMER TREAS NOTES 3.875%DUE 03-31-2025			7,336
	UNITED STATES OF AMER TREAS NOTES 4.875%DUE 10-31-2028			20,270
	UNITED STATES TREASURY BILLS 04-11-2024			44
	Total Government debt			32,173

Abbott Laboratories Stock Retirement Plan
EIN: 36-0698440, Plan Number: 334
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Private 40-Act mutual funds	abc
	PIMCO INTERNATIONAL PORTFOLIO			13,466
	PIMCO INVESTMENT GRADE CREDIT BOND PORTFOLIO			53,462
	PIMCO MUNICIPAL SECTOR PORTFOLIO			2,573
	PIMCO REAL RETURN PORTFOLIO			8,031
	PIMCO U.S. GOVERNMENT SECTOR PORTFOLIO			40,547
	PIMCO EMERGING MARKETS PORTFOLIO			9,285
	PIMCO HIGH YIELD PORTFOLIO			2,309
	PIMCO ASSET-BACKED SECURITIES PORTFOLIO			29,900
	PIMCO MORTGAGE PORTFOLIO			30,103
	PIMCO SHORT-TERM FLOATING NAV PORTFOLIO II			486,796
	Total Private 40-Act mutual funds			676,472

	Other
	BUY TO OPEN REPO W/CITIGROUP 5.39% FROM 12-29-2023 TO 01-02-2024			9,800

		Interest rates 3.00% to 9.75%
	Loans to participants	Maturing 2024 through 2047		94,074

				14,365,877

*Represents a party-in-interest transaction.

**Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2023 and 2022

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois
June 25, 2024

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022
(Dollars in thousands)

	2023	2022
Assets
Cash	$-	$5
Investments, at fair value	217,659	204,193
Notes receivable from participants	5,172	4,359
Due from brokers	16	-
Accrued interest income	54	33

Total assets	222,901	208,590

Liabilities
Cash overdraft	21	-
Accrued expenses	1	-
Due to brokers	3	1

Total liabilities	25	1

NET ASSETS AVAILABLE FOR BENEFITS	$222,876	$208,589

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2023
(Dollars in thousands)

Additions
Contributions
Employer	$2,430
Participant	4,987

Total contributions	7,417

Investment income
Net appreciation in fair value of investments	15,580
Interest and dividends	4,274

Net investment income	19,854

Interest income on notes receivable from participants	233

Net additions	27,504

Deductions
Benefits paid to participants	13,196
Other expenses	21

Total deductions	13,217

NET INCREASE	14,287

Net assets available for benefits
Beginning of year	208,589

End of year	$222,876

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2023 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in matching contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses as deemed appropriate by the Administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2023, approximately $106,400 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $118,200 and $113,400 were available at the end of 2023 and 2022, respectively.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Interest, dividends and other earnings will continue to accrue on any deferred amounts prior to distribution.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables summarize the basis used to measure investments at fair value at December 31, 2023 and 2022 (dollars in thousands):

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$95,946	$-	$-	$-	$95,946
Mutual funds	42,917	-	-	-	42,917
Collective trust funds	-	-	-	76,813	76,813
Private 40-Act mutual funds	-	-	-	1,983	1,983
Total investments at fair value	$138,863	$-	$-	$78,796	$217,659

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2022	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$99,063	$-	$-	$-	$99,063
Mutual funds	36,775	-	-	-	36,775
Collective trust funds	-	-	-	68,355	68,355
Total investments at fair value	$135,838	$-	$-	$68,355	$204,193

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption. The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2023 and 2022. In addition, the tables provide the investment strategies for certain investments measured at NAV as a practical expedient, if that investment is a fund that does not file an annual report on Form 5500 as a direct-filing entity.

	2023
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$76,813	Daily	0 - 5 days	--
Funds not filing as direct filing entity:
Private 40-Act mutual funds
Asset-backed securities	293	Daily	--	Yes (a)
Corporate fixed income	556	Daily	--	Yes (a)
Inflation-indexed bonds	80	Daily	--	Yes (a)
International fixed income	227	Daily	--	Yes (a)
Mortgage-related securities	301	Daily	--	Yes (a)
Municipal fixed income	25	Daily	--	Yes (a)
Short-term fixed income	96	Daily	--	Yes (a)
U.S. Government securities	405	Daily	--	Yes (a)

	1,983
	$78,796

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	2022
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$68,355	Daily	0 - 5 days	--

(a)	The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the respective fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the respective fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. Redemption proceeds are ordinarily wired within three business after receipt of the redemption request, but may take up to seven days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2023 and 2022 is presented below:

	2023	2022
Abbott common shares, 581,107 and 587,473 shares, respectively (dollars in thousands)	$63,962	$64,499
Market value per share	$110.07	$109.79

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Custodian. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2023, the Plan received $1,194,000 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2023 and 2022

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2023 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

14

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
EIN: 98-1051267, Plan Number: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - employer securities
*	Abbott Laboratories, common shares			$63,962

	Common stock
	AbbVie Inc., common stock			31,984
	Total Common stock			95,946

	Mutual funds
	American Funds EuroPacific Growth Fund			5,582
	American Funds The Growth Fund of America Fund			16,152
	American Funds Washington Mutual Investors Fund			3,870
	PIMCO All Asset Fund			2,767
	PIMCO Short Asset Investment Fund			11,029
	Vanguard Mid-Cap Value Index Fund Admiral			3,517
	Total Mutual funds			42,917

	Collective trust funds
	Blackrock International Opportunities Fund			1,994
	GW&K Small-Mid Cap Core Equity Fund			3,154
*	Northern Trust Collective ACWI ex-U.S. Index Fund			801
*	Northern Trust Collective Short Term Investment Fund			294
	SSGA Russell Small/Mid Cap Index Fund			3,919
	SSGA S&P 500 Index Fund			16,394
	SSGA U.S. Bond Index Fund			754
	SSGA Target Retirement 2020			4,181
	SSGA Target Retirement 2025			7,505
	SSGA Target Retirement 2030			10,330
	SSGA Target Retirement 2035			6,572
	SSGA Target Retirement 2040			6,276
	SSGA Target Retirement 2045			4,954
	SSGA Target Retirement 2050			2,863
	SSGA Target Retirement 2055			1,731
	SSGA Target Retirement 2060			536
	SSGA Target Retirement 2065			208
	SSGA Target Retirement Income			4,347
	Total Collective trust funds			76,813

	Private 40-Act mutual funds
	PIMCO Asset-Backed Securities Portfolio			293
	PIMCO Emerging Markets Portfolio			93
	PIMCO High Yield Portfolio			23
	PIMCO International Portfolio			134
	PIMCO Investment Grade Credit Bond Portfolio			533
	PIMCO Mortgage Portfolio			301
	PIMCO Municipal Sector Portfolio			25
	PIMCO Real Return Portfolio			80
	PIMCO Short-Term Floating NAV Portfolio II			96
	PIMCO U.S. Government Sector Portfolio			405
	Total Private 40-Act mutual funds			1,983

		Interest rates 3.25% to 8.50%
*	Loans to participants	Maturing 2024 through 2038		5,172

				$222,831

*Represents a party-in-interest transaction.

**Cost information omitted as all investments are fully participant directed.

16

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 25, 2024	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator